MOLECULAR INSIGHT PHARMACEUTICALS, INC.

160 Second Street

Cambridge, Massachusetts 02142

September 30, 2009

VIA EDGAR

Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Mail Stop 4720

Re:	Molecular Insight Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Schedule 14A
File Number: 001-33284

Dear Mr. Riedler:

We are in receipt of your letter dated September 21, 2009, containing the Staff’s comments on Form 10-K of Molecular Insight Pharmaceuticals, Inc. (the “Company”) for the Fiscal Year Ended December 31, 2008 and Schedule 14A.

The following are the Company’s responses to the Staff’s comments. For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

Form 10-K

Business

Patents and Proprietary Rights, page 10

1.	Please provide proposed disclosure to be included in your next Form 10-K which expands your discussion to identify which patents are related to which product families, the range of expiration dates of those patents, and the same details about your in-licensed patents.

Response

In response to the Staff’s comments, the Company is working on the revised disclosure to identify which patents are related to which product families, the range of expiration dates of those patents, and the same details about in-licensed patents. The Company will

Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

September 30, 2009

provide the proposed revised disclosure to be included in the Company’s next Form 10-K to the Securities and Exchange Commission on or before October 30, 2009.

Schedule 14A

Compensation Discussion and Analysis

Factors Considered to Determine Total Direct Compensation, page 20

2.	Your Compensation Discussion and Analysis does not disclose or quantify each of the individual or corporate objectives set for use in determining your executive officers’ bonus payments. Regardless of whether incentive bonuses were paid, you should disclose the goals that were set, and the extent of achievement of each of those goals. Please provide us with draft disclosure for your next proxy statement which provides the following:

•	The performance objectives set by the compensation committee for 2009;

•	Confirmation that you will discuss the achievement of the objectives; and

•	A discussion of how the level of achievement will affect the actual bonuses to be paid.

To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified.

Response

In response to the Staff’s comments, the Company is working with the Compensation Committee of the Company’s Board of Director to develop the draft disclosure that addresses the above comments. The Company will provide the proposed disclosure to be included in its next Schedule 14A to the Securities and Exchange Commission on or before October 30, 2009.

Summary Compensation Table, page 26

3.	Please include disclosure for the past three years in this table.

Response

In response to the Staff’s comments, the Company will include disclosure for the past three years in the Summary Compensation Table in its next Schedule 14A.

Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

September 30, 2009

Please contact me or Gabor Garai, Esq. at 617-342-4000 if we can provide any information or clarification in connection with this letter.

Very truly yours,

MOLECULAR INSIGHT PHARMACEUTICALS, INC.

By:	/S/ DANIEL L. PETERS
Daniel L. Peters
President and Chief Executive Officer

CC: Gabor Garai, Esq.